Filed by AirTran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

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Spreading Low Fares Farther

For nearly 40 years, Southwest Airlines has been synonymous with **great value** and **excellent service**. Now, with our proposed acquisition of AirTran Holdings, Inc., the parent company of AirTran Airways, we're creating new opportunities for our collective Employees, Customers, Shareholders and Communities alike.

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- Southwest Airlines to Acquire AirTran
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Southwest Airlines and AirTran Airways have complementary route networks that serve a total of more than 100 markets.


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Southwest Airlines to Acquire AirTran

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Frequently Asked Questions

HOME FREQUENTLY ASKED QUESTIONS

GENERAL QUESTIONS

Q: Why AirTran?

A: AirTran fits into our vision for the next decade and beyond: to win more Customers, particularly business Customers; improve our Customer Experience; and add destinations to our route map with more flights, seats, and aircraft. Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Strategically, Southwest and AirTran are an excellent fit. Both have an emphasis on outstanding Customer Service, high quality low-cost operations, an all-Boeing fleet, and a solid low-fare brand. There is relatively little route overlap between the two carriers today, and joining the two networks will attract more Customers by allowing for a larger low-fare airline with a broader national network.

AirTran has a 22 percent domestic market share at Hartsfield-Jackson Atlanta International Airport. The acquisition of AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran), will give Southwest a major

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith. Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION Investors and security holders may obtain free copies of the proxy statement/prospect us and other documents containing important information about Southwest and AirTran. once such documents are filed with the SEC. through the

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presence in Atlanta, the largest U.S. market we do not currently serve. In short order, Atlanta could be our largest daily operation.

AirTran has slots in New York LaGuardia and Ronald Reagan Washington National Airport. The acquisition will allow us to boost our presence in these slot-controlled markets where Southwest has little (LGA) or no (DCA) service today. The acquisition would also allow us to expand our service in other domestic markets, including Boston, Milwaukee,. Baltimore, and Orlando. Further, AirTran operates near-international flights and serves smaller cities (than Southwest Airlines) with less frequency, which would provide us meaningful insight into these new expansion opportunities. This deal makes these opportunities realistic for us in the near-term.

We estimate the combination of Southwest and AirTran has the potential to yield annual net synergies in excess of $400 million through a highly complementary network and fleet commonality. We project this acquisition would result in a 15 percent pretax investment return upon full realization of estimated net synergies and excluding one-time acquisition and integration costs.

Q: Why now?

A: We are healthy and prepared. We have a strong Culture, outstanding Customer Service, excellent safe operations, a leading brand and Customer Experience, a nationwide route network, the strongest balance sheet in the domestic airline industry, and a cash flow and profit outlook that supports our consideration of this opportunity. Our liquidity is well above our target and forecast to grow. We have managed ourselves to be well prepared for this opportunity.

The breadth of Southwest’s network today creates enormous opportunities for growth anytime we add new cities to our network. The acquisition of AirTran is a unique opportunity to grow Southwest and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our strategy to boost profitability and achieve our financial targets.

website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16. 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2. 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available

CAUTIONARY STATEMENT REGARDING FOR WARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" with-in the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Section 27A of the Securities Act of 1933. and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specified forward-looting statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest's strategies and goals. (ii) its growth opportunities and competitive position, (iii) its Customer experience. offerings, and benefits. (iv) its future operations, including fleet plans. (v) its integration plans, and (vi) its results of operations, including expected synergies These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions, (ii) Southwest’s ability to successfully integrate AirTran's business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of

[GRAPHIC]

To grow profitably, we must either take advantage of tactical opportunities or create our own strategic opportunities. The acquisition of AirTran provides a unique opportunity for us to achieve higher returns and more quickly achieve our financial targets. It gives us access to key markets where we have no service and sets the stage for future fleet growth.

Q: Why is the agreement structured as a combination of cash and stock?

A: We have structured this transaction in a manner that is intended to preserve our strong financial position and flexibility. We have the strongest balance sheet in the U.S. airline industry with over 33 billion in cash, a fully available 3600 million line of credit modest debt and a very strong cash flow outlook. Using cash to fund a portion of the agreement provides superior return to our shareholders and a better use of our capital.

Q: What is the timeline of the transaction and next stops?

A: The boards of directors from both companies have unanimously approved the definitive agreement for Southwest to acquire AirTran. AirTran's stockholders must approve the acquisition at a special stockholder's meeting, and the transaction is subject to review by the U.S. Department of Justice and other regulatory approvals. The timeline for receiving necessary approvals can vary. Closing is contingent upon these approvals.

Until closing, Southwest Airlines and AirTran will continue to operate as independent airlines; therefore, Customers, Southwest Employees, and AirTran Crew Members (as they refer to all their employees) should expect no immediate changes.

After closing, Southwest plans to integrate AirTran into the Southwest brand by welcoming AirTran Crew Members into the Southwest Family, transitioning the AirTran fleet to the Southwest Airlines livery, developing Southwest’s business plans and strategies, (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities, and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive Additional information concerning these and other risks is contained in Southwest’s and AirTran's most recently filed Annual Reports on Form 10-K. recent Current Quarterly Reports on Form 10-Q recent Current Reports on Form 8-K. and other SEC filings Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.

a consistent Customer Experience, and combining frequent flyer programs over time. Employees and functions will be integrated into the Southwest Family as soon as possible.

Ultimately, and subject to receipt of necessary approvals, Southwest expects to operate under a Single Operating Certificate within 18-24 months after closing the acquisition.

0: How much of your system currently overlaps?

A: Overlap markets represent less than one percent of total industry domestic available seat mile capacity.

0: What are the expected strategic benefits?

A: Southwest and AirTran are an excellent fit. Both companies are low-cost, low-fare carriers with an emphasis on outstanding Customer Service. The two carriers' route systems are complementary. The acquisition offers Customers more low-fare destinations as we extend our network and diversify into new markets, including significant opportunities to and from Atlanta, the busiest airport in the U.S. and the largest domestic market we do not serve. The acquisition also allows us to expand our presence in key markets, like New York LaGuardia, Boston Logan, and Baltimore/Washington, as well as enables us to serve Washington, D.C., via Ronald Reagan National Airport.

Based on current operations, with the addition of AirTran, Southwest's share of current domestic capacity (as measured by available seat miles, or ASMs) would increase from approximately 15 percent to 19 percent. This compares to domestic ASM shares of about 21 percent each for both Continental/United and Delta/Northwest.

Q: What is our view on industry consolidation and what this merger means for the industry, and our own capacity plan?

A: Combining the two networks increases our opportunities and enables future growth that is greater than either company would be able to do

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individually. We believe acquiring AirTran will allow us to better respond to the competitive challenges of our industry.

THE FLEET

Q:What comprises the fleets of AirTran and Southwest?

A:

AirTran

? 52 Boeing 737-700s (137 seats)

? 86 Boeing 717s (117 seats) Southwest

? 349 Boeing 737-700s (137 seats)

? 25 Boeing 737-500s (122 seats)

? 173 Boeing 737-300s (137 seats)

This will be a combined fleet of 685 Boeing aircraft.

Q: Do you plan to keep AirTran's Boeing 717s?

A: We will continue to operate the Boeing 717, which we intend to transition to the Southwest livery over time.

Q: This is a deviation from your single-fleet strategy. Will that impact efficiency?

A: With a fleet of 86 Boeing 717s, the fleet is large enough to schedule efficiently. We are excited about the possibilities of scheduling a slightly smaller gauge aircraft. We believe the 717 will allow us to better match seasonal demand without necessarily changing frequency in a market. In

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addition, the 717 will allow us to consider markets and cities that historically have been considered too small for Southwest service.

Q: Will AirTran's WiFi (AirCell/GoGo) and XM Radio products remain on their aircraft?

A: Until closing, each carrier will operate independently, including any offerings onboard the respective aircraft. The Integration Team will evaluate the existing commitments of AirTran. We have a contract with Row 44 and remain committed to the installation of WiFi onboard the Southwest fleet.

Q: How will this impact current/future aircraft orders at each carrier?

A: We expect the existing aircraft orders from both carriers will remain.

Q: What are the firm orders and options from Boeing for both carriers?

A: Southwest has 108 firm orders with 37 options through 2017; AirTran has 51 firm orders and no options through 2017.

CULTURE/FACILITIES

Q: Are you concerned at all about Culture?

A: Not at all. Quite the contrary—acquiring AirTran will be a boost for our

Company Culture. To maintain a competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. This acquisition positions us for future growth and opportunities, and it's invigorating to be part of a growing Company.

Q: How will you bring the Cultures of two companies together?

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A: Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Both have won numerous awards for Customer Service. We will work closely with both employee groups as we combine our operations, and we will work with our Unions to address integration issues that impact our collective bargaining agreements. We will make it a priority to welcome the AirTran Crew Members into the Southwest Family.

Q: Who will be CEO?

A: Gary Kelly continues to be the Chairman, CEO, and President of Southwest Airlines. After close, Bob Fornaro, AirTran's Chairman, CEO, and President, will continue to be involved in the integration of the two companies.

Q: Will any of AirTran's senior management be retained for the combined company? Will you hire AirTran executives?

A: No long-term decisions on senior management, aside from the Chairman, President, and CEO, have been made.

Q: Will you close any AirTran destinations/facilities? Where will the corporate headquarters be located?

A: We are interested in serving the vast majority, if not all, of AirTran's markets. The only AirTran airport we know we will not continue to operate at is Dallas Ft. Worth International (DFW). In 2006, we entered into a binding agreement with five parties (including DFW), which restricts us or any wholly owned subsidiary from operating at DFW. That restriction becomes effective at closing. AirTran can continue to serve DFW until the agreement closes.

The Corporate Headquarters will remain in Dallas, TX. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

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BRAND

Q: Does this effort impact any ongoing initiatives?

A: These initiatives will continue as scheduled:

? Transforming southwest.com

? Installing Wifi onboard our fleet

? Launching a new Rapid Rewards frequent flyer program

? Continuing to explore the 737-800

? A partnership with Volaris Other projects may be reprioritized.

Q: What about Bag Fees?

A: As you know. Southwest does not charge a bag fee for the 1st or 2nd checked bag. AirTran charges $20 for the 1st checked bag, $25 for the 2nd. and $50 for additional bags. Upon full integration, it is our intent to have a consistent product offering. It is our intent that the bag fees would not be part of that product.

Q: Will you charge a Change Fee?

A: As you know, Soutnwest does not charge change fees. AirTran charges a $75 for any changes made after purchase. Upon full integration, it is our intent to have a consistent product offering. It is our intent that the change fees would not be part of that product.

Q: What about assigned seats?

A: As you know. Southwest does not assign seats. AirTran does offer seat assignments including Business class and Coach. Upon full integration it is our interest to have consistent product offering it is our integration, it is our intent to have a consistent product offering. It is our intent that seat assignments would not be part of that product.

Q: What about dual class service?

A: As you know, Southwest offers one class of service. AirTran offers Business class and Coach. Upon full integration, it is our intent to have a consistent product offering. It is our intent that dual class service would not be part of that product.

Q: Will Southwest continue AirTran’s existing codeshare?

A: No final decision has been made. Southwest needs to understand the nature of AirTran’s partnership. We have had experience with code sharing (e.g. ATA), and currently have an agreement to commence international connecting itineraries to Mexico with Volaris by year end.

Q: Will AirTran now be part of your frequent flyer plan?

A: Over time, and with the appropriate notices, we’ll ultimately merge AirTran A+ Rewards members into our award-winning Rapid Rewards program. With a larger and stronger Southwest network and the transformation of our Rapid Rewards frequent flyer program, the union of the two programs creates a superior program for Southwest Airlines’ Rapid Reward members and AirTran’s A+ Rewards members. The new travel opportunities are expected to generate excitement for each carrier’s members and contribute to the transaction’s revenue synergies.

LABOR

Q: How will you integrate employees covered by separate Collective Bargaining Agreements (CBA)?

A: During the period of separate operations, each of the work groups will continue to be governed by their applicable collective bargaining agreements. Employees not covered by a CBA will continue to be governed by their respective company’s practices and procedures. After operations are integrated into a single entity, Employees will be governed by the applicable Southwest Airlines CBA. Of course, complete integration will not occur overnight, and the period of transition may not be the same for every department. As the two airlines begin the transition to one integrated operation, there will likely be a need to seek interim agreements with various labor organizations to address transition issues that may arise. The agreement between Southwest and AirTran does not require Labor approval, and we are approaching the acquisition in compliance with our current CBAs. Integration of the two airlines will require fair and equitable integration of seniority lists (as stated in Allegheny-Mohawk), and negotiation of labor agreements applicable to the combined operation.

QUESTIONS OF INTEREST TO EMPLOYEES

Q: Does this change your stated growth plans for 2011?

A: The acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our timeline to boost profitability and achieve our long-term financial targets, and at the same time, enables Southwest to gain access to U.S. markets that we do not serve today. It positions our route network for further fleet growth and enables us to better respond to unexpected changes in economic conditions and the competitive challenges of our industry. Absent this transaction, we are projecting a flat fleet in 2011.

Q: How will my life change? Will I keep my job? Will there be more opportunities?

A: Until closing, there will be no changes in how Southwest or AirTran does business as a result of the acquisition.

First and foremost, the acquisition is about profitable growth and more opportunities for Employees, not fewer—it gives us growth opportunities that were not possible before. Second, Southwest is committed to job that were not possible before. Second, Southwest is committed to job security for our People. Thankfully, even through the deep recession last year, we were able to maintain our 39-year streak of no furloughs AND our 37-year streak of annual profitability, which very few companies were able to accomplish. Third, neither company is overstaffed. Southwest needs all of our Employees, and AirTran also runs a lean operation. As we grow, we will need more people, not fewer. That is why we plan to provide AirTran Crew Members an opportunity to work for Southwest, although some of the opportunities may require a change in location or position. Both companies will need to maintain our respective operations for some time. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

Q: Does this change our nonrevenue travel on AirTran, either for business or for personal?

A: Not at this time. You should continue to request interline passes in the manner that you do today. After closing, we will move quickly to enable mutual nonrevenue flight privileges for all employees.

Q: What will happen to my stock/401k/benefits?

A: For now, Southwest Employees will keep their benefits and AirTran Crew Members will do the same. The Integration Team will evaluate existing benefits and announce decisions at the appropriate time.

QUESTIONS OF INTEREST TO CUSTOMERS

Q: How will this change the way I have always traveled on your airline?

A: Our dedication to the highest quality of Customer Service remains our key mission. Until closing, each airline will be operated independently. At this time, there are no changes to your Customer Experience on either this time, there are no changes to your Customer Experience on either Southwest or AirTran. Please continue to book and travel just as you do today. After closing, we'll immediately begin working on ways to integrate the carriers. Our plan is to move quickly to provide a uniform Customer Experience, where possible. Ultimately, Southwest intends to operate under a single operating certificate and rebrand the AirTran fleet to the Southwest logo, colors, and configuration. Reservation and ticketing systems, web sites, and each carrier's frequent flyer programs also will be combined over time. Some work will happen quickly, but much of the work will take months to implement. During this time, we'll post updates on our progress and how you can best handle your travel needs.

Q: In common cities, may I fly on either Southwest or AirTran? Will you exchange tickets? Will you sell each other's seats? Interline? Codeshare?

A: Until closing and receipt of requisite regulatory approvals, each airline will operate independently and sell its own product, as each airline does today. There will be technology considerations throughout the integration process, but we intend to begin selling AirTran flights on southwest.com as soon as we can after closing. At this time, it is impossible to speculate on timing and form of implementation.

We'll post updates on our progress and how you can best handle your travel needs.

Q: When will I have access to international destinations? Can I fly on a Southwest flight and connect to an international destination on AirTran?

A: After closing and receipt of requisite regulatory approvals, we'll immediately begin working on ways to integrate the two carriers. In time, we'll work to make our service seamless to the Customer in order to open AirTran's international destinations to the Southwest network. This capability likely will not exist immediately after closing, however.

Q: How will I be notified of any changes to flight schedules, destinations, policy changes, etc.?

A: Southwest and AirTran each have great tools for communicating with our Customers. If you haven’t had a chance yet, visit www.southwest.com for information on Southwest Airlines, and www.airtran.com for information on AirTran Airways.

QUESTIONS OF INTEREST TO COMMUNITIES

Q: What will happen to air service in our community?

A: We are interested in serving the vast majority, if not all, of AirTran’s current markets. Our networks are highly complementary allowing the combined entity to offer new destinations and routings that were not available on a standalone basis. Based on current operations, a combined carrier would have nearly 43,000 Employees and serve more than 100 million Customers annually. Combining the two brands will create a stronger and larger low cost, low fare carrier network to serve our communities.

Q: What will happen to the Employees and facilities in my community?

A: Until closing, each airline will be operated independently. There will be no changes in how Southwest or AirTran does business in the near term, as a result of the acquisition. Southwest is interested in serving the vast majority, if not all, of AirTran’s markets. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

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combined entity to offer new destinations and routings that were not available on a standalone basis. Based on current operations, a combined carrier would have nearly 43,000 Employees and serve more than 100 million Customers annually. Combining the two brands will create a stronger and larger low cost, low fare carrier network to serve our communities.

Q: What will happen to the Employees and facilities in my community?

A: Until closing, each airline will be operated independently. There will be no changes in how Southwest or AirTran does business in the near term, as a result of the acquisition. Southwest is interested in serving the vast majority, if not all, of AirTran's markets. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

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We've agreed to buy AirTran Holdings, Inc., the parent company of AirTran Airways, one of America's largest low-fare airlines. We firmly believe that both AirTran and Southwest are stronger together and can accomplish more, faster than either can on its own. The communities we serve will benefit from a stronger and more competitive low-cost, low-fare airline network.

Southwest's acquisition of AirTran, as proposed, would:

- **Significantly expand Southwest's low-fare service** to many more Customers in many more domestic markets, creating hundreds of additional low-fare itineraries for the traveling public.
- **Generate hundreds of millions in annual savings** to consumers.
- **Invigorate competition** at Hartsfield-Jackson Atlanta International Airport, the world's busiest airport, by expanding low-fare service to numerous additional nonstop, direct, or connecting markets beyond those served by AirTran today.
- **Allow Southwest Airlines to expand** its small presence in New York City and Boston, and serve the Washington, D.C. market via Ronald Reagan National Airport.
- With a more diversified fleet, provide Southwest Airlines with the flexibility to **consider adding service to smaller cities and communities** than it currently serves.
- By adding AirTran's current Mexico/Caribbean service, allow Southwest Airlines to **evaluate new international route opportunities** from direct experience for the first time.

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This transition will take time. We will, of course, first need to obtain clearance from the U.S. Department of Justice and other regulatory approvals, and AirTran will need to obtain stockholder approval. Following those approvals and closing of the transaction, our plan is to integrate AirTran into Southwest within two years. At the end of that time period, we anticipate Customers will see only the Southwest brand and all employees will be Southwest Employees. We have an integration team which will provide oversight and direction to integrating every aspect of our respective operations.

During the transition, major integration activities will occur, including:

- Onboarding of AirTran Crew Members into Southwest Culture
- Converting the Customer Experiences to Southwest
- Establishing a Single Operating Certificate with the FAA
- Combining and integrating AirTran operations into Southwest

For now, the two companies will continue to operate independently. There will be no changes in how we do business in the near term as a result of this transaction.

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The transaction is subject to review and clearance by the U.S. Department of Justice and other regulatory agencies, as well as the approval of AirTran stockholders. Until closing, the two companies will continue to operate as independent airlines.

Again, for now, there will be no changes in how we do business in the near term as a result of the transaction.

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MEDIA

214-792-4847

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INVESTORS 214-792-4415 AIRTRAN AIRWAYS

MEDIA 678-254-7442

INVESTORS 407-318-5187

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Southwest Airlines to

Acquire AirTran

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Want to know more about Southwest Airlines and AirTran Airways? We've put together a fact sheet with vital statistics about our people, fleets, financials, awards, programs and networks.

Download the Fact Sheet

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What We're Doing Now

What's Next

About Us



Contact Us

SOUTHWEST AIRLINES

MEDIA

214-792-4847

swamedia@wnco.com

INVESTORS

214-792-4415

AIRTRAN AIRWAYS

MEDIA

678-254-7442

INVESTORS

407-318-5187

Learn More About the Deal

HERE'S THE DEAL

What We're Doing Now

What's Next

About Us

HERE'S WHAT IT MEANS

For Customers

For Investors

For Employees

For Communities

NEWS & UPDATES

Southwest Airlines to Acquire AirTran

Two Great Airlines Join Forces

© 2010 Southwest Airlines. All rights reserved.

Southwest.com | AirTran.com | About | Privacy | Terms and Conditions

Fact Sheet

We are Spreading Low Fares Farther

- Ability to spread more Low Fares to more Consumers
- Significant network expansion
- Opportunity to serve smaller markets
- Access to near-international destinations
- Strengthened low-fare network
- Enables better response to economic conditions and competitive challenges of the airline industry
- Combined network provides improved opportunity for growth

	SOUTHWEST	AirTran
Airline		
Stock Symbol	LUV	AAI
Date founded	June 18, 1971	October 26, 1993
Headquarters	Dallas, Texas	Orlando, Florida
People		
Employees (FULL TIME EQUIVALENT)	34,636	8,083
Top Management	Gary Kelly Chairman, President & Chief Executive Officer	Robert L. Fornaro Chairman, President & Chief Executive Officer
	Ron Ricks Executive Vice President Corporate Services	Klaus Goersch Executive Vice President, Operations & Customer Service
	Michael Van de Ven Executive Vice President & Chief Operating Officer	Stephen Kolski Executive Vice President, Corporate Affairs
	Robert E. Jordan Executive Vice President Strategy & Planning	Steven A. Rossum Executive Vice President & General Counsel

©2010 Southwest Airlines Co.

www.lowfaresfarther.com 1

People (Union & Non-union Representation)

	SOUTHWEST		AirTran	
Workgroup	Non-union	Union	Non-union	Union
Customer Service Agents		2,753 / IAM	3,075 (Reservations & Customer Services Agents included)	
Reservations				
Dispatchers		179 / TWU 550		72 / TWU
Flight Attendants		9,631 / TWU 556		1,998 / AFA
Flight Instructors		69 / TWU 557	26	
Flight Simulator Technicians		22 / IBT		
Maintenance (+A/C Appearance Techs)		1,949 / AMFA		357 / IBT
Pilots		5,864 / SWAPA		1,532 ALPA
Ramp, Ops & Provisioning		7,545 / TWU 555		
Stock Clerks		169 / IBT		47 / IBT

Fleet

	SOUTHWEST	AirTran
Active Aircraft (As of September 27, 2010)	547	138
Specialty Aircraft	Arizona One California One Florida One Illinois One The June M. Morris Lone Star One Maryland One Nevada One New Mexico One Nolan Ryan Express Shamu Silver One Slam Dunk One The Spirit of Hope The Spirit of Kitty Hawk Spirit One Tinker Bell One Triple Crown One	Colts One Falcons One Ravens One Brewers One Magic One Harry Potter One

A Closer Look: Fleet

SOUTHWEST
Boeing 737-300: 173
Boeing 737-500: 25
Boeing 737-700: 349 = **547 total**

AirTran
Boeing 717-200: 86
Boeing 737-700: 52 = **138 total**

2 | www.lowfaresfarther.com

At A Glance

	SOUTHWEST	AirTran
2009 Revenues (In millions)	$10,350	$2,341
2009 O&D Revenue Passengers	approximately 86 million	nearly 20 million
2009 Load Factor	76.0%	79.8%
2009 Departures	1,125,111	251,694
Airports Served (As of September 2010)	69	70

Awards & Programs

	SOUTHWEST	AirTran
Recent Notable Awards	• Airline of the Year" by the Express Delivery & Logistics Association *(XLA), 2010* • Best Value, Best Consumer Ontime Estimates, and Best Luggage Policy of all domestic airlines - *Zagat, 2009* • Leader in Corporate Social Responsibility - *Boston College Center for Corporate Citizenship & Reputation and Institute, 2009* • Most Admired Airline - *FORTUNE Magazine, 2009* • Southwest Airlines Cargo Earns 2009 Quest for Quality Award, *Logistics Management magazine, 2009* • "Ranked #1 Most Reliable Airline for dependability" *Forbes Magazine, 2008* • "Readers' Choice Award for Best Airfare Prices" *SmarterTravel, 2009* • "Ranked #1 Friendliest Airline" *TIME.com, 2008*	• FAA Aviation Maintenance Technician Diamond Award of Excellence, *August 2010 (14th year of winning)* • Selected Best Value Airline by *Smarter Travel, 2010* • Air Transport World Market Leadership Award, *2009* • Airline Quality Rating – Top-ranked Carrier, *2008* • Airline Quality Rating – Top-ranked Low-Cost Carrier, *2009 2010* • Travelzoo – Best Provider of Domestic Air Fare Deals, *March 2009* • Marketing Sherpa's 2009 Email Awards competition • Airline Quality Rating 2008– Top-ranked airline, *April 2008* • *PRWeek* Award for Best Use of Internet Media, with C-K PR, *March 2008* • *Entrepreneur Magazine's* Best Airline Value, *2005-2006*
Community Programs	• Adopt-A-Pilot • LUV Classic • National Hispanic Cultural Center • Ronald McDonald House Charities • Share the Spirit	• March of Dimes • Habitat for Humanity • American Cancer Society • Make-A-Wish Foundation • Hands On Atlanta
Frequent Flyer Program	Rapid Rewards	A+ Rewards

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Fun Facts

SOUTHWEST	AirTran
• Largest airline in the world by boarded number of originating passengers boarded (as of 2009) • Third-largest passenger fleet of aircraft among all of the world's commercial airlines • Has carried more passengers than any other U.S. airline since August 2006 for combined domestic and international passengers according to the U.S. Department of Transportation's Bureau of Transportation Statistics • 37 consecutive years of profitability, a record unmatched in aviation history	• AirTran was the first major airline to have wi-fi installed on all aircraft. • AirTran launched XM Satellite Radio in 2005 with Elton John's image on the side of the aircraft. • AirTran has a great partnership with The Coca-Cola Company and serves more Coca-Cola products (19 brands) than any other airline. • Comedian Mark Malkoff lived on an AirTran aircraft for one month and earned a Guinness World Record by taking more than 130 flights. • AirTran renamed one of its Boeing 717s "AirTranica" in honor of Danica Patrick's first Indy Racing League win.





Top 10 Cities

Rank (Number of daily departures as of September 2010)	SOUTHWEST		AirTran		Combined	
1	Las Vegas	224	Atlanta	202	Las Vegas	230
2	Chicago (Midway)	216	Baltimore/ Washington	51	Chicago (Midway)	228
3	Phoenix	178	Orlando	43	Baltimore/ Washington	222
4	Baltimore/ Washington	171	Milwaukee	32	Atlanta	202
5	Denver	144	Boston	20	Phoenix	180
6	Houston (Hobby)	130	LaGuardia	19	Denver	148
7	Dallas (Love Field)	128	Tampa	15	Houston (Hobby)	135
8	Los Angeles	115	Indianapolis	13	Orlando	132
9	Oakland	109	Ft. Lauderdale	13	Dallas (Love Field)	128
10	San Diego	95	Chicago (Midway)	12	Los Angeles	121

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Strengthened Low-Fare Network


Seattle / Tacoma
Spokane
Portland
Boise
Sacramento
Reno/Tahoe
Salt Lake City
San Francisco
Oakland
San Jose
Denver
Las Vegas
Burbank
Los Angeles
Ontario
Orange County
San Diego
Phoenix
Tucson
Albuquerque (Santa Fe Area)
El Paso
Amarillo
Lubbock
Midland/Odessa
Minneapolis/St. Paul
Des Moines
Omaha
Moline/Quad Cities
Kansas City
Wichita
Branson
Tulsa
Oklahoma City
St. Louis
Bloomington/Normal
Milwaukee
Chicago (Midway)
Grand Rapids
Flint
Detroit
Cleveland
Akron/Canton
Indianapolis
Columbus
Dayton
Louisville
Lexington
Little Rock
Memphis
Tunica
Nashville
Knoxville
Asheville
Huntsville
Birmingham
Atlanta
Dallas/Ft. Worth[1]
Dallas (Love Field)[1]
Jackson
Austin
San Antonio
Houston (Hobby)
Gulfport/Biloxi
New Orleans
Pensacola
Panama City Beach
Corpus Christi
Harlingen/South Padre Island
MEXICO
Buffalo/Niagara
Rochester
Albany
Manchester
Portland
Hartford/Springfield
Boston
Providence
New York (LaGuardia)
White Plains
Long Island
Allentown/Bethlehem
Harrisburg
Newark[2]
Philadelphia
Atlantic City
Pittsburgh
Baltimore / Washington
Washington, D.C. (Reagan)
Washington, D.C. (Dulles)
Charleston
Richmond
Norfolk
Newport News / Williamsburg
Raleigh/Durham
Charlotte
Greenville-Spartanburg[3]
Charleston[3]
Jacksonville
Orlando
Tampa
Sarasota / Bradenton
Ft. Myers/Naples
West Palm Beach
Ft. Lauderdale
Miami
Key West
Nassau
Cancun
Montego Bay
Punta Cana[4]
San Juan
Aruba
Southwest Service
AirTran Service
Overlap Service
(1) During transition period service to continue at both Dallas Love Field and Dallas/Ft. Worth
(2) Service to Newark, NJ coming 2011 pending approvals
(3) Service to Charleston, SC and Greenville-Spartanburg, SC coming 2011
(4) Service to Punta Cana coming February 2011

• Overlap markets represent less than one percent of total industry domestic available seat mile capacity.

Additional Information & Disclaimers

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. ("AirTran") by Southwest Airlines Co. ("Southwest") will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at **www.sec.gov**. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest's website at **www.southwest.com** under the tab "Investor Relations" or by contacting Southwest's Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran's website at **www.airtran.com** under the tab "Investor Relations" or by contacting AirTran's Investor Relations Department at (407) 318-5600.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest's estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions and variations thereof. Specific forward-looking statement include, without limitation, statements regarding Southwest's plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest's financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest's strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; (iv) its future operations, including fleet plans; and (v) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest's current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest's ability to successfully integrate AirTran's business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest's business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest's operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest's and AirTran's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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Here's What It Means

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By creating a larger low-fare airline with a broader national presence, we believe we will create excellent opportunities for Customers, Employees, Communities and Investors.

Spreading low fares farther

If combined, Southwest and AirTran will serve more than 100 destinations, with four new airports planned for 2011. We estimate that this will generate hundreds of millions in annual savings for consumers. These fare savings will result from expanding the well-known "Southwest Effect" of reducing fares and stimulating passenger traffic wherever we fly.

Complementary networks

Southwest serves almost 90 million passengers annually and AirTran carries nearly 20 million passengers a year.

Reflecting the complementary nature of our routes, AirTran serves 38 airports not served by Southwest and Southwest serves 37 airports that AirTran does not serve.

We are interested in serving the great majority, if not all, of AirTran's current markets.

Some perspective

The decision to acquire AirTran enables immediate and significant growth and positions us firmly for future fleet growth. By adding Atlanta and other new cities, creating the opportunity to boost our profits, we expect to have the financial returns to justify adding aircraft, as well as the Customer demand to add flights.

Nothing changes now

For now, Southwest and AirTran continue to operate independently. We're moving forward with the confidence that we will have the opportunity to bring these two great organizations together and create a larger low-fare airline with a broader national presence – one that spreads low fares farther.

We both look forward to serving you soon.

HERE'S WHAT IT MEANS

- For Customers
- For Investors
- For Employees
- For Communities





Contact Us

SOUTHWEST AIRLINES

MEDIA
214-792-4847
swamedia@wnco.com

INVESTORS
214-792-4415

AIRTRAN AIRWAYS

MEDIA
678-254-7442

INVESTORS
407-318-5187

Learn More About the Deal

HERE'S THE DEAL
- What We're Doing Now
- What's Next
- About Us

HERE'S WHAT IT MEANS
- For Customers
- For Investors
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NEWS & UPDATES
- Southwest Airlines to Acquire AirTran
- Two Great Airlines Join Forces

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For Customers

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Both Southwest and AirTran have low-cost philosophies, and as a combined company we intend to strengthen and expand low-cost competition. We will continue to build upon our outstanding customer experiences, strong and unique culture, and award-winning programs. We are very excited about the many benefits we believe this acquisition can provide, including an expanded network of low-fare destinations for Customers. And above all, we will remain focused on operational performance and safety.

Frequently Asked Questions

Q: How will this change the way I have always traveled on your airline?

A: Our dedication to the highest quality of Customer Service remains our key mission. Until closing, each airline will be operated independently. At this time, there are no changes to your Customer Experience on either Southwest or AirTran. Please continue to book and travel just as you do today. After closing, we’ll immediately begin working on ways to integrate the carriers. Our plan is to move quickly to provide a uniform Customer Experience, where possible. Ultimately, Southwest intends to operate under a single operating certificate and rebrand the AirTran fleet to the

HERE’S WHAT IT MEANS

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Southwest logo, colors, and configuration. Reservation and ticketing systems, web sites, and each carrier’s frequent flyer programs also will be combined over time. Some work will happen quickly, but much of the work will take months to implement. During this time, we’ll post updates on our progress and how you can best handle your travel needs.

Q: In common cities, may I fly on either Southwest or AirTran? Will you exchange tickets? Will you sell each other’s seats? Interline? Codeshare?

A: Until closing and receipt of requisite regulatory approvals, each airline will operate independently and sell its own product, as each airline does today. There will be technology considerations throughout the integration process, but we intend to begin selling AirTran flights on southwest.com as soon as we can after closing. At this time, it is impossible to speculate on timing and form of implementation.

We’ll post updates on our progress and how you can best handle your travel needs.

Q: When will I have access to international destinations? Can I fly on a Southwest flight and connect to an international destination on AirTran?

A: After closing and receipt of requisite regulatory approvals, we’ll immediately begin working on ways to integrate the two carriers. In time, we’ll work to make our service seamless to the Customer in order to open AirTran’s international destinations to the Southwest network. This capability likely will not exist immediately after closing, however.

Q: How will I be notified of any changes to flight schedules, destinations, policy changes, etc.?

A: Southwest and AirTran each have great tools for communicating with our Customers. If you haven’t had a chance yet, visit www.southwest.com for information on Southwest Airlines, and www.airtran.com for information on AirTran Airways.

Q: What about Bag Fees?

A: As you know, Southwest does not charge a bag fee for the 1st or 2nd checked bag. AirTran charges $20 for the 1st checked bag, $25 for the 2nd, and $50 for additional bags. Upon full integration, it is our intent to have a consistent product offering. It is our intent that the bag fees would not be part of that product.

Q: Will you charge a Change Fee?

A: As you know, Southwest does not charge change fees. AirTran charges a $75 for any changes made after purchase. Upon full integration, it is our intent to have a consistent product offering. It is our intent that the change fees would not be part of that product.

Q: What about assigned seats?

A: As you know, Southwest does not assign seats. AirTran does offer seat assignments including Business class and Coach. Upon full integration, it is our intent to have a consistent product offering. It is our intent that seat assignments would not be part of that product.

Q: What about dual class service?

A: As you know, Southwest offers one class of service. AirTran offers Business class and Coach. Upon full integration, it is our intent to have a consistent product offering. It is our intent that dual class service would not be part of that product.

Q: Will Southwest continue AirTran’s existing codeshare?

A: No final decision has been made. Southwest needs to understand the nature of AirTran’s partnership. We have had experience with codesharing (e.g. ATA), and currently have an agreement to commence international connecting itineraries to Mexico with Volaris by year end.

Q: Will Southwest continue AirTran's existing codeshare?

A: No final decision has been made. Southwest needs to understand the nature of AirTran's partnership. We have had experience with codesharing (e.g. ATA), and currently have an agreement to commence international connecting itineraries to Mexico with Volaris by year end.

Q: Will AirTran now be part of your frequent flyer plan?

A: Over time, and with the appropriate notices, we'll ultimately merge AirTran A+ Rewards members into our award-winning Rapid Rewards program. With a larger and stronger Southwest network and the transformation of our Rapid Rewards frequent flyer program, the union of the two programs creates a superior program for Southwest Airlines' Rapid Reward members and AirTran's A+ Rewards members. The new travel opportunities are expected to generate excitement for each carrier's members and contribute to the transaction's revenue synergies.

Contact Us

SOUTHWEST AIRLINES

MEDIA

214-792-4847

swamedia@wnco.com

INVESTORS

214-792-4415

AIRTRAN AIRWAYS

MEDIA

678-254-7442

INVESTORS

407-318-5187

Learn More About the Deal

HERE'S THE DEAL

What We're Doing Now

What's Next

About Us

HERE'S WHAT IT MEANS

For Customers

For Investors

For Employees

For Communities

NEWS & UPDATES

Southwest Airlines to Acquire AirTran

Two Great Airlines Join Forces

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HOME >> HERES WHAT IT MEANS >> FOR INVESTORS

This acquisition represents a unique opportunity to grow Southwest and take a significant step toward achieving our strategic goals over the next decade.

Despite our success over the past decade, our low-fare brand and business model have been challenged by a volatile economy and skyrocketing energy prices. The decision to acquire AirTran enables immediate and significant growth and positions us firmly for future fleet growth. By adding Atlanta and other destinations served by AirTran not currently by Southwest, we are creating the opportunity to boost our profits and we hope to have the financial returns to justify adding aircraft. We see significant growth opportunities at Atlanta and into our network that will bring more competition, more low fares, and more Customers.

The acquisition of AirTran supports our 15 percent pre-tax investment return requirements. The transaction is an attractive and efficient use of our capital and accelerates our strategy to boost profitability and achieve our financial targets.

HERE’S WHAT IT MEANS

For Customers

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Transaction Overview

Transaction Overview



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Frequently Asked Questions

Q: Why AirTran?

A: AirTran fits into our vision for the next decade and beyond: to win more Customers, particularly business Customers; improve our Customer Experience; and add destinations to our route map with more flights, seats, and aircraft. Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Strategically, Southwest and AirTran are an excellent fit. Both have an emphasis on outstanding Customer Service, high quality low-cost operations, an all-Boeing fleet, and a solid low-fare brand. There is relatively little route overlap between the two carriers today, and joining the two networks will attract more Customers by allowing for a larger low-fare airline with a broader national network.



AirTran has a 22 percent domestic market share at Hartsfield-Jackson Atlanta International Airport. The acquisition of AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran), will give Southwest a major presence in Atlanta, the largest U.S. market we do not currently serve. In short order, Atlanta could be our largest daily operation.

AirTran has slots in New York LaGuardia and Ronald Reagan Washington National Airport. The acquisition will allow us to boost our presence in these slot-controlled markets where Southwest has little (LGA) or no (DCA) service today. The acquisition would also allow us to expand our service in other domestic markets, including Boston, Milwaukee, Baltimore, and Orlando. Further, AirTran operates near-international flights and serves smaller cities (than Southwest Airlines) with less frequency, which would provide us meaningful insight near-international flights and serves smaller cities (than Southwest Airlines) with less frequency, which would provide us meaningful insight into these new expansion opportunities. This deal makes these opportunities realistic for us in the near-term.

We estimate the combination of Southwest and AirTran has the potential to yield annual net synergies in excess of $400 million through a highly complementary network and fleet commonality. We project this acquisition would result in a 15 percent pretax investment return upon full realization of estimated net synergies and excluding one-time acquisition and integration costs.

Q: Why now?

A: We are healthy and prepared. We have a strong Culture, outstanding Customer Service, excellent safe operations, a leading brand and Customer Experience, a nationwide route network, the strongest balance sheet in the domestic airline industry, and a cash flow and profit outlook that supports our consideration of this opportunity. Our liquidity is well above our target and forecast to grow. We have managed ourselves to be well prepared for this opportunity.

The breadth of Southwest’s network today creates enormous opportunities for growth anytime we add new cities to our network. The acquisition of AirTran is a unique opportunity to grow Southwest and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our strategy to boost profitability and achieve our financial targets.

To grow profitably, we must either take advantage of tactical opportunities or create our own strategic opportunities. The acquisition of AirTran provides a unique opportunity for us to achieve higher returns and more quickly achieve our financial targets. It gives us access to key markets where we have no service and sets the stage for future fleet growth.

Q: Why is the agreement structured as a combination of cash

Q: Why is the agreement structured as a combination of cash and stock?

A: We have structured this transaction in a manner that is intended to preserve our strong financial position and flexibility. We have the strongest balance sheet in the U.S. airline industry with over $3 billion in cash, a fully available $600 million line of credit, modest debt and a very strong cash flow outlook. Using cash to fund a portion of the agreement provides superior return to our shareholders and a better use of our capital.

Q: Does this change your stated growth plans for 2011?

A: The acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our timeline to boost profitability and achieve our long-term financial targets, and at the same time enables Southwest to gain access to U.S. markets that we do not serve today. It positions our route network for further feet growth and enables us to better respond to unexpected changes in economic conditions and the competitive challenges of our industry. Absent this transaction, we are projecting a flat feet in 2011.

Contact Us

Learn More About the Deal

SOUTHWEST AIRLINES

MEDIA

214-792-4847

swamedia@wnco.com

INVESTORS 214-792-4415

AIRTRAN AIRWAYS

MEDIA

678-254-7442

INVESTORS 407-318-5187

HERE’S THE DEAL

What We’re Doing Now What’s Next About Us

For Customers For Investors For Employees For Communities

Southwest Airlines to Acquire AirTran Two Great Airlines Join Forces

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Spreading Low Fares Farther ©2010 Southwest Airlines Co.

Important Disclosures Important Information for Investors and Stockholders Information contained on www.southwest.com and www.airtran.com is not incorporated into the content of this website and shall not otherwise be deemed to constitute a part of this website. Communications on this website do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187. Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 2 w w w . l o w f a r e s f a r t h e r. c o m

Important Disclosures Cautionary Statement Regarding Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran, the timeline of the acquisition, and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and return on investment. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations. Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. w w w . l o w f a r e s f a r t h e r. c o m 3

The Agreement Under the agreement, AirTran shareholders to receive between $7.25 and $7.75 in consideration per share of AirTran common stock • Represents a premium of approximately 59 to 70 percent based on AirTran’s 9/24/10 closing share price of $4.55 Each share of AirTran common stock will be exchanged for $3.75 in cash and 0.321 shares of Southwest common stock, subject to adjustments noted below: • Number of shares and/or cash to be issued is subject to adjustment if the Southwest average closing price* is less than $10.90 or above $12.46 • If average closing price exceeds $12.46, fewer shares will be issued and value is $7.75 • If average closing price is less than $10.90, additional shares and/or cash will be issued (at Southwest’s option) and value is $7.25 Based on an exchange ratio of 0.321 shares, and assuming the conversion of AirTran’s convertible notes, AirTran shareholders would receive approximately 57 million shares, or seven percent of pro forma Southwest common shares outstanding, and approximately $670 million in cash Transaction value, including net indebtedness and capitalized aircraft operating leases, of approximately $3.4 billion Agreement is subject to the approval of AirTran shareholders, receipt of certain regulatory clearances, and fulfillment of customary closing conditions * Based on the average of Southwest closing prices for a twenty trading day period to and including three trading days prior to closing 4 w w w . l o w f a r e s f a r t h e r. c o m

Estimated Timeline Announcement (September 27, 2010) Shareholder Approval/Department of Justice Approval Legal Close Single Operating Certificate Approximately 9 months Integration Efforts w w w . l o w f a r e s f a r t h e r. c o m 5

Why AirTran?

Right opportunity which meets our investment return requirement

Strategic synergies from combination

Significant network expansion

- Complementary network with significant presence in Atlanta, the largest city we currently do not serve
- Other key business markets – New York La Guardia, Washington Reagan, Boston Logan
- Opportunity to serve smaller markets
- Access to near-international destinations
- Adds 37 potential new destinations for both Southwest and AirTran Customers

Ability to spread Low Fares Farther

Both companies rank high in Customer Service

Both companies have Employee-centric Cultures

Young, all-Boeing fleet

6 | www.lowfaresfarther.com

Why Now? We are Healthy. We are Prepared. • Strong balance sheet and liquidity • Strong Culture • Outstanding Customer Service • Excellent and safe operations • Leading brand and Customer Experience Accelerates strategy to boost profitability and achieve our financial targets Combined network provides improved opportunity for: • More profits • More routes • More Customers • More aircraft w w w . l o w f a r e s f a r t h e r. c o m 7

Financial Impact Attractive and efficient use of our capital Positive financial impact to Southwest • Exceeds our pretax investment return target of 15% • Expected to be accretive to Southwest pro forma fully-diluted earnings per share in first year after closing, excluding impact of acquisition and integration costs Estimated net annual synergies of at least $400 million, expected to phase in over two to three years Acquisition and integration costs of $300 to $500 million 8 w w w . l o w f a r e s f a r t h e r. c o m

Significant Synergies At least $400 million of net annual synergies expected to be achieved by 2013 Creation of stronger joint network Incremental revenue from new Atlanta markets Hundreds of new itineraries to more than 100 million existing Customers • Stimulates new Customers by spreading Low Fares Farther Improved frequent flier program for both companies Improved efficiencies from a larger scale company Streamlines certain corporate costs, including but not limited to: • Advertising and distribution • Technology • Facilities • Corporate overhead Total cost savings expected to substantially offset any additional operating costs w w w . l o w f a r e s f a r t h e r. c o m 9

What Does This Mean A Great Deal 1 0 w w w . l o w f a r e s f a r t h e r. c o m

The Company Southwest Airlines Brand and name remain All-Boeing fleet will be transitioned to Southwest Airlines logo, colors and configuration Companies will continue to operate independently until single Southwest Airlines operating certificate obtained • Ultimately, transition to consistent Customer Experience and policies Corporate Headquarters will remain in Dallas • Intend to maintain significant presence in Orlando and Atlanta w w w . l o w f a r e s f a r t h e r. c o m 1 1

Young Boeing Fleet Fleet Combined (As of September 27, 2010) SOUTHWEST AirTran Boeing 737-300 173 — 173 Boeing 737-500 25 — 25 Boeing 737-700 349 52 401 Boeing 717-200 — 86 86 Active Fleet 547 138 685 Average Age 10.9 years 6.5 years 10.2 years (As of June 30, 2010) 1 2 w w w . l o w f a r e s f a r t h e r. c o m

Strengthened Low-Fare Network

- Overlap markets represent less than one percent of total industry domestic available seat mile capacity.



Seattle / Tacoma
Spokane
Portland
Boise
Sacramento
Reno/Tahoe
Salt Lake City
San Francisco
Oakland
San Jose
Denver
Las Vegas
Burbank
Los Angeles
Ontario
Orange County
San Diego
Phoenix
Albuquerque (Santa Fe Area)
Tucson
El Paso
Amarillo
Lubbock
Midland/Odessa
Minneapolis/St. Paul
Des Moines
Omaha
Kansas City
Wichita
Branson
Tulsa
Oklahoma City
Dallas/Ft. Worth
Dallas (Love Field)
Austin
San Antonio
Houston (Hobby)
Corpus Christi
Harlingen/South Padre Island
MEXICO
Milwaukee
Moline/Quad Cities
Chicago (Midway)
Bloomington/Normal
St. Louis
Memphis
Little Rock
Tunica
Jackson
Gulfport/Biloxi
New Orleans
Grand Rapids
Flint
Detroit
Cleveland
Akron/Canton
Columbus
Dayton
Indianapolis
Louisville
Lexington
Charleston
Nashville
Huntsville
Birmingham
Knoxville
Asheville
Atlanta
Pensacola
Panama City Beach
Buffalo/Niagara
Rochester
Albany
Manchester
Portland
Hartford/Springfield
Boston
Providence
New York (LaGuardia)
White Plains
Long Island
Allentown/Bethlehem
Harrisburg
Newark
Philadelphia
Atlantic City
Pittsburgh
Baltimore / Washington
Washington, D.C. (Reagan)
Washington, D.C. (Dulles)
Richmond
Norfolk
Newport News / Williamsburg
Raleigh/Durham
Charlotte
Greenville-Spartanburg
Charleston
Jacksonville
Orlando
Tampa
Sarasota / Bradenton
Ft. Myers/Naples
West Palm Beach
Ft. Lauderdale
Miami
Key West
Nassau
Cancun
Montego Bay
Punta Cana
San Juan
Aruba
Southwest Service
AirTran Service
Overlap Service

(1) During transition period service to continue at both Dallas Love Field and Dallas/Ft. Worth
(2) Service to Newark, NJ coming 2011 pending approvals
(3) Service to Charleston, SC and Greenville-Spartanburg, SC coming 2011
(4) Service to Punta Cana coming February 2011

www.lowfaresfarther.com | 13

Top 10 Cities Rank (Number of daily departures as of September 2010) Combined SOUTHWEST AirTran 1 Las Vegas 224 Atlanta 202 Las Vegas 230 2 Chicago (Midway) 216 Baltimore/ 51 Chicago (Midway) 228 Washington 3 Phoenix 178 Orlando 43 Baltimore/ 222 Washington 4 Baltimore/ 171 Milwaukee 32 Atlanta 202 Washington 5 Denver 144 Boston 20 Phoenix 180 6 Houston (Hobby) 130 LaGuardia 19 Denver 148 7 Dallas (Love Field) 128 Tampa 15 Houston (Hobby) 135 8 Los Angeles 115 Indianapolis 13 Orlando 132 9 Oakland 109 Ft. Lauderdale 13 Dallas (Love Field) 128 10 San Diego 95 Chicago (Midway) 12 Los Angeles 121 1 4 w w w . l o w f a r e s f a r t h e r. c o m

Seat Distribution by Region SOUTHWEST East 13.2% West Midwest 39.0% 15.2% Northwest Southwest 3.5% 17.2% Southeast 11.9% AirTran Southwest 3.4% West 3.7% East East 14.8% 23.3% West 33.4% International and Puerto Rico 1.4% Southeast Midwest 49.9% 18.0% Southwest Northwest 15.0% 17. 0.5% Combined and Puerto Rico 1.4% Southeast Midwest 49.9% 18.0% International East and Puerto Rico 14.8% 0.2% Northwest West 0.5% 33.4% Midwest 15.6% International and Southwest Puerto Rico Northwest 0.2% 15.0% Southeast 3.0% 17.9% 6% w w w . l o w f a r e s f a r t h e r. c o m 1 5

Impact to Stakeholders 1 6 w w w . l o w f a r e s f a r t h e r. c o m

Customers Expanded low-fare service to many more Customers and to many more domestic markets • Creates hundreds of additional low-fare itineraries • Generates hundreds of millions in annual savings to Customers Consumer Savings from the new low-fare competition created from the well-known “Southwest Effect” Southwest Airlines more expansive low-fare service to Atlanta, alone, has the potential to stimulate over two million new passengers and over $200 million in consumer savings, annually* * According to an independent study by Campbell-Hill Aviation Group, LLC w w w . l o w f a r e s f a r t h e r. c o m 1 7

Communities Combining the two brands will create a larger, more competitive low-fare network with growth opportunities that would not exist otherwise Based on current operations, the combined organization would have nearly 43,000 Employees and serve more than 100 million Customers annually from from over 100 different airports in the U.S. and near-international destinations • Four new airports planned for 2011 This brings together two strong Employee-centric Cultures, both proud of their involvement in the communities they serve 1 8 w w w . l o w f a r e s f a r t h e r. c o m

Employees Strengthened network provides more growth opportunities Creates more jobs and career opportunities for our combined Employee group Similar emphasis on Customer Service Employee-centric Culture w w w . l o w f a r e s f a r t h e r. c o m 1 9

At A Glance

Twelve Months Ended June 30, 2010	SOUTHWEST	AirTran
Total Operating Revenues	$11.2 billion	$2.5 billion
Operating Income (1)	$843 million	$128 million
ASMs	96.4 billion	23.9 billion
RPMs	75.2 billion	19.3 billion
FTE Employees	34,636	8,083
Cash and Short-term Investments	$3.1 billion	$445 million (2)
Cash Flow From Operations	$1.5 billion	$163 million
Capital Spending	$611 million	$89 million
Active Fleet (as of 9/27/2010)	547	138

(1) This financial information was not prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and should not be considered as an alternative to information prepared in accordance with GAAP. Reconciliations of Southwest's non-GAAP results to GAAP results are available on the investor relations section of Southwest's website at **www.southwest.com**, and reconciliations of AirTran's non-GAAP results to GAAP results are available on the investor relations section of AirTran's website at **www.airtran.com**.
(2) Adjusted for $90 million tender of 7.00% convertible notes that closed July 2, 2010

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For Employees

HOME >> HERE’S WHAT IT MEANS >> FOR EMPLOYEES

Our Fun-Luving culture is key to our success and will not change, but it will continue to evolve to best serve Customers in this new marketplace.

We are kindred Warrior Spirits bringing together two similar, Employee-centric organizations that have won numerous awards for Customer Service. We will work closely with AirTran Airways’ Crew Members and Southwest Airlines’ Employees as we combine our operations, and will partner with our Unions to address seniority and other integration issues.

Frequently Asked Questions

Q: How will my life change? Will I keep my job? Will there be more opportunities?

A: Until closing, there will be no changes in how Southwest or AirTran does business as a result of the acquisition.

First and foremost the acquisition is about profitable growth and more opportunities for Employees, not fewer—it gives us growth opportunities that were not possible before. Second, Southwest is committed to job security for our People. Thankfully, even through the deep recession last year we were able to maintain our 39-year streak of no furloughs AND

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our 37-year streak of annual profitability, which very few companies were able to accomplish. Third, neither company is overstaffed. Southwest needs all of our Employees, and AirTran also runs a lean operation. As we grow, we will need more people, not fewer. That is why we plan to provide AirTran Crew Members an opportunity to work for Southwest, although some of the opportunities may require a change in location or position. Both companies will need to maintain our respective operations for some time. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

Q: Does this change our nonrevenue travel on AirTran, either for business or for personal?

A: Not at this time. You should continue to request interline passes in the manner that you do today. After closing, we will move quickly to enable mutual nonrevenue flight privileges for all employees.

Q: What will happen to my stock/401k/benefits?

A: For now Southwest Employees will keep their benefits and AirTran Crew Members will do the same. The Integration Team will evaluate existing benefits and announce decisions at the appropriate time.

Q: Are you concerned at all about Culture?

A: Not at all. Quite the contrary–acquiring AirTran will be a boost for our Company Culture. To maintain a competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. This acquisition positions us for future growth and opportunities, and it’s invigorating to be part of a growing Company.

Q: How will you bring the Cultures of two companies together?

Q: How will you bring the Cultures of two companies together?

A: Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Both have won numerous awards for Customer Service. We will work closely with both employee groups as we combine our operations, and we will work with our Unions to address integration issues that impact our collective bargaining agreements. We will make it a priority to welcome the AirTran Crew Members into the Southwest Family.

Q: How will you integrate employees covered by separate Collective Bargaining Agreements (CBA)?

A: During the period of separate operations, each of the work groups will continue to be governed by their applicable collective bargaining agreements. Employees not covered by a CBA will continue to be governed by their respective company’s practices and procedures. After operations are integrated into a single entity, Employees will be governed by the applicable Southwest Airlines CBA. Of course, complete integration will not occur overnight, and the period of transition may not be the same for every department. As the two airlines begin the transition to one integrated operation, there will likely be a need to seek interim agreements with various labor organizations to address transition issues that may arise. The agreement between Southwest and AirTran does not require Labor approval, and we are approaching the acquisition in compliance with our current CBAs Integration of the two airlines will require fair and equitable integration of seniority lists (as stated in Allegheny-Mohawk), and negotiation of labor agreements applicable to the combined operation.

Q: Does this change your stated growth plans for 2011?

A: The acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our does not require Labor approval, and we are approaching the acquisition in compliance with our current CBAs. Integration of the two airlines will require fair and equitable integration of seniority lists (as stated in Allegheny-Mohawk), and negotiation of labor agreements applicable to the combined operation.

Q: Does this change your stated growth plans for 2011?

A: The acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our timeline to boost profitability and achieve our long-term financial targets, and at the same time, enables Southwest to gain access to U.S. markets that we do not serve today. It positions our route network for further fleet growth and enables us to better respond to unexpected changes in economic conditions and the competitive challenges of our industry. Absent this transaction, we are projecting a flat feet in 2011.

Contact Us

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SOUTHWEST AIRLINES

MEDIA

214-792-4847

swamedia@wnco.com

INVESTORS 214-792-4415

AIRTRAN AIRWAYS

MEDIA

678-254-7442

INVESTORS 407-318-5187

HERE’S THE DEAL

What We’re Doing Now What’s Next About Us

For Customers For Investors For Employees For Communities

Southwest Airlines to Acquire AirTran Two Great Airlines Join Forces

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If combined, Southwest and AirTran will serve more than 100 destinations, with four new airports planned for 2011. We estimate that this will generate hundreds of millions in annual savings for consumers. These fare savings will result from expanding the well-known "Southwest Effect" of reducing fares and stimulating passenger traffic wherever we fly.

Combining the two brands will create a larger and stronger low-cost, low-fare carrier network, with growth opportunities that do not exist otherwise. We are interested in serving the great majority, if not all, of AirTran's current markets.

Atlanta

Combining our airlines will invigorate competition at Hartsfield-Jackson Atlanta International Airport by expanding low-fare service to numerous additional markets and one-stop markets beyond those served by AirTran today.

An economic analysis by the Campbell-Hill Aviation Group estimates that Southwest's more expansive Atlanta service has the potential to stimulate more than two million new passengers and $200 million in fare savings to

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more than two million new passengers and $ 3200 million in fare savings to consumers annually.

New York City and Washington, DC

Because Southwest has more routes in its national network, the combined airline could offer New York City and Washington, DC passengers a multitude of additional travel options and inject needed low-fare competition into these critical air travel markets.

Frequently Asked Questions

Q: What will happen to air service in our community?

A: We are interested in serving the vast majority, if not all, of AirTran’s current markets. Our networks are highly complementary allowing the combined entity to offer new destinations and routings that were not available on a standalone basis. Based on current operations, a combined carrier would have nearly 43,000 Employees and serve more than 100 million Customers annually. Combining the two brands will create a stronger and larger low cost, low fare carrier network to serve our communities.

Q: What will happen to the Employees and facilities in my community?

A: Until closing, each airline will be operated independently. There will be no changes in how Southwest or AirTran does business in the near term, as a result of the acquisition. Southwest is interested in serving the vast majority, if not all, of AirTran’s markets. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

Q: Will you close any AirTran destinations/facilities? Where will the corporate headquarters be located?

facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

Q: Will you close any AirTran destinations/facilities? Where will the corporate headquarters be located?

A: We are interested in serving the vast majority, if not all, of AirTran’s markets. The only AirTran airport we know we will not continue to operate at is Dallas Ft. Worth International (DFW). In 2006, we entered into a binding agreement with five parties (including DFW), which restricts us or any wholly owned subsidiary from operating at DFW. That restriction becomes effective at closing. AirTran can continue to serve DFW until the agreement closes.

The Corporate Headquarters will remain in Dallas, TX. Plans for existing AirTran facilities will be assessed by Integration Teams and decisions announced at the appropriate time.

Contact Us

Learn More About the Deal

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SOUTHWEST AIRLINES

MEDIA

214-792-4847

swamedia@wnco.com

INVESTORS 214-792-4415

AIRTRAN AIRWAYS

MEDIA 678-254-7442

INVESTORS 407-318-5187

HERE’S THE DEAL

What We’re Doing Now What’s Next About Us

For Customers

For Investors

For Employees

For Communities

Southwest Airlines to

Acquire AirTran

Two Great Airlines Join

Forces

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Southwest Airlines to Acquire AirTran; Spreading Low Fares Farther

DALLAS, TX - September 27, 2010 – Southwest Airlines [NYSE:LUV] announced today that it has entered into a definitive agreement to acquire all of the outstanding common stock of AirTran Holdings, Inc. [NYSE:AAI], the parent company of AirTran Airways (AirTran), for a combination of cash and Southwest Airlines' common stock.

For more information, download the fact sheet.

At Southwest Airlines' closing stock price of $12.28 on September 24, 2010, the transaction values AirTran common stock at $7.69 per share, or approximately $1.4 billion in the aggregate, including AirTran's outstanding convertible notes. This represents a premium of 69 percent over the September 24, 2010 closing price of AirTran stock. Under the agreement, each share of AirTran common stock will be exchanged for $3.75 in cash and 0.321 shares of Southwest Airlines' common stock, subject to certain adjustments, based on Southwest Airlines' share price prior to closing. Including the existing AirTran net indebtedness and capitalized aircraft operating leases, the transaction value is approximately $3.4 billion.

The agreement has been unanimously approved by the boards of directors of each company, and closing is subject to the approval of AirTran stockholders, receipt of certain regulatory clearances, and fulfillment of customary closing conditions.

OTHER NEWS & UPDATES

Two Great Airlines Join Forces: AirTran Airways Agrees to Acquisition by Southwest Airlines

NOTE REGARDING USE OF NON-GAAP FINANCIAL MEASURES

This press release includes financial information that was not prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and should not be considered as an alternative to the information prepared in accordance with GAAP. Reconciliations of Southwest's non-GAAP results to GAAP results are available on the investor relations section of Southwest's website at www.southwest.com, and reconciliations of AirTran's non-GAAP results to GAAP results are available on the investor relations section of AirTran's website at www.airtran.com.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran by Southwest Airlines will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest Airlines will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest Airlines. Southwest Airlines and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST AIRLINES URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER

“Today is an exciting day for our Employees, our Customers, the communities we serve, and our Shareholders,” said Gary C. Kelly, Chairman, President, and CEO of Southwest Airlines. “As we approach our 40th Anniversary of providing exceptional Customer Service at everyday low fares, the acquisition of AirTran represents a unique opportunity to grow Southwest Airlines’ presence in key markets we don’t yet serve and takes a significant step towards positioning us for future growth.

“This acquisition creates more jobs and career opportunities for our combined Employee groups, as a whole. It allows us. to better respond to the economic and competitive challenges of our industry, and fits perfectly within our strategy for our fifth decade of service. It offers Customers more low-fare destinations as we extend our network and diversify into new markets, including significant opportunities to and from Atlanta, the busiest airport in the U.S. and the largest domestic market we do not serve, as well as Washington, D.C. via Ronald Reagan National Airport. The acquisition also allows us to expand our presence in key markets, like New York LaGuardia, Boston Logan, and Baltimore/Washington. It presents us the opportunity to extend our service to many smaller domestic cities that we don’t serve today, and provides access to key near-international leisure markets in the Caribbean and Mexico. Finally, this accelerates our goal to boost profits and achieve our financial targets.” The acquisition will significantly expand Southwest Airlines’ low-fare service to many more Customers in many more domestic markets, creating hundreds of additional low-fare itineraries for the traveling public. Moreover, the expansion of low fares should generate hundreds of millions in annual savings to consumers. Based on an economic analysis by Campbell-Hill Aviation Group, LLP*, Southwest Airlines’ more expansive low-fare service at Atlanta, alone, has the potential to stimulate over two million new passengers and over $200 million in consumer savings, annually. These savings would be created from the new low-fare competition that Southwest Airlines would be able to provide as a result of the acquisition, expanding the well-known “Southwest

RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investor; and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest Airlines and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest Airlines will be available free of charge on Southwest Airlines website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest Airlines Investor Relations Department at {214} 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airfran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

South west Airlines, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest Airlines is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-looking Statements This news release contains forward-looking statements with in the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on {i} Southwests strategies and goaIs; {ii) its growth opportunities and competitive position; {iii) its Customer experience, offerings, and benefits; {iv} its future operations, including fleet plans; (v) its integration plans; and (vi) its resuIts of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i)the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions (ii). Southwest ‘s ability to successfully integrate AirTrans business

Effect’” of reducing fares and stimulating new passenger traffic wherever it flies.

“Both companies have dedicated people with kindred Warrior Spirits, who care about each other, and who care about serving Customers. We will continue to build upon our outstanding Customer experiences, strong and unique Cultures, and award-winning, safe operations,” said Kelly. “We believe this acquisition can benefit all Stakeholders. Ultimately, we are very excited to spread low fares farther and look forward to working together with AirTran to realize the new opportunities and benefits we expect to derive from this combination.”

Bob Fornaro, AirTran Airways’ Chairman, President and CEO said, “This agreement is great news for our Crew Members, our shareholders, our customers and the communities we serve. Joining Southwest Airlines will give us opportunities to grow, both professionally as individuals and as a group, in ways that simply would not be possible without this agreement. This agreement with Southwest is a testament to the success and hard work of the more than 8,000 AirTran Crew Members who have built this airline. I am tremendously proud of the things we have accomplished together and look forward to continuing that great work during this next exciting chapter of our history.”

and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance- activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

AirTran revenues and operating income, excluding special items, for the twelve months ending June 30, 2010, were $2.5 billion and $128 million, respectively. Southwest Airlines revenues and operating income, excluding special items, for the twelve months ending June 30, 2010, were $11.2 billion and $843 million, respectively. The proposed transaction, including the anticipated benefit of net synergies, but excluding the impact of one-time acquisition and integration costs, is expected to be accretive to Southwest Airlines pro forma fully-diluted earnings per share in the first year after the close of the transaction and strongly accretive thereafter. Net annual synergies are expected to exceed $400 million by 2013. One-time costs related to the acquisition and integration of AirTran are expected to be in the range of $300 million to $500 million.

As of June 30, 2010, the combined unrestricted cash and short-term investments of the two companies was $3.7 billion. Southwest Airlines intends to fund approximately $670 million in cash consideration for the transaction out of cash on hand. Since June 30, Southwest’s cash and short-term investments balance has increased from $3.1 billion to $3.3 billion. In addition, Southwest Airlines has a fully available, unsecured revolving credit facility of $600 million.

Based on current operations, the combined organization would have nearly 43,000 Employees and serve more than 100 million Customers annually from more than 100 different airports in the U.S. and near-international destinations. In addition, the combined carriers’ all-Boeing fleet consisting of 685 active aircraft would include 401 Boeing 737-700s, 173 Boeing 737-300s, 25 Boeing 737-500s, and 86 Boeing 717s, with an average age of approximately 10 years, one of the youngest fleets in the industry. Southwest Airlines also announced, previously, that it is evaluating the opportunity to introduce the Boeing 737-800 into its domestic network to complement its current fleet, providing opportunities for longer-haul flying and service to high-demand, slot-controlled, or gate-restricted markets. This acquisition supports Southwest Airlines’ evaluation of the Boeing 737-800.

Until closing, Southwest Airlines and AirTran will continue to operate as independent companies. After closing, Bob Fornaro will continue to be involved in the integration of the two companies. Southwest Airlines plans to integrate AirTran into the Southwest Airlines Brand by transitioning the AirTran fleet to the Southwest Airlines livery, developing a consistent Customer Experience, and consolidating corporate functions into its Dallas headquarters. Subject to receipt of necessary approvals, Southwest Airlines’ integration plans include transitioning the operations of the two carriers to a Single Operating Certificate. Plans for existing AirTran facilities will be developed by integration teams and decisions will be announced at appropriate times. The carriers’ frequent-flyer programs will be combined over time, as well.

Terms of the Agreement

Under the agreement, each share of AirTran common stock will be exchanged for $3.75 in cash and 0.321 shares of Southwest Airlines’ common stock, subject to certain adjustments. The number of shares to be issued by Southwest Airlines is subject to adjustment if the average of Southwest Airlines closing prices for the 20 trading days ending three trading days prior to closing is below $10.90 or above $12.46. This adjustment mechanism is intended to provide at least $7.25 in value and up to $7.75 in value per share of AirTran common stock. If the average closing price noted above exceeds $12.46, the value will be $7.75 with fewer shares of Southwest common stock issued. If the average closing price noted above is less than $ 10.90, the value will be $7.25 with additional shares of Southwest common stock issued. Additionally, Southwest Airlines has the option of substituting cash in lieu of issuing incremental shares if the average closing stock price is less than $10.90. Assuming an exchange ratio of 0.321 and the conversion of AirTran’s outstanding convertible notes, AirTran stockholders would receive approximately 57 million shares of Southwest Airlines common stock, which represents approximately seven percent of the pro forma Southwest Airlines common shares outstanding, as well as approximately $670 million in cash.

Citigroup Global Markets Inc. and Dahlman Rose & Company acted as financial advisors to Southwest Airlines. Vinson & Elkins L.L.P. acted as legal counsel to Southwest Airlines.

Conference Call and Webcast Information

Southwest Airlines will discuss the strategic acquisition of AirTran with the analyst and investor community on a conference call at 7:30 am Central (8:30 am Eastern) today. A live broadcast and replay of the conference call will be available at www.southwest.com/investor_relations and www.lowfaresfarther.com.

Press Conference

Southwest Airlines will present the key benefits of the acquisition at a live press conference today from Southwest Airlines Headquarters in Dallas, Texas, at 9 am Central (10 am Eastern). A live broadcast and replay of the conference will be available at www.lowfaresfarther.com.

* Economists from Campbell-Hill Aviation Group, LLP (Alexandria, Va.) were retained by Southwest Airlines to evaluate the potential benefits of the transaction for the traveling public.

About Southwest Airlines

After nearly 40 years of service, Southwest Airlines (NYSE: LUV) continues to differentiate itself from other low fare carriers-offering a reliable product with exemplary Customer Service. Southwest Airlines is the nation’s largest carrier in terms of originating domestic passengers boarded, now serving 69 cities in 35 states. Southwest also is one of the most honored airlines in the world known for its commitment to the triple bottom line of Performance, People, and Planet. To read more about how Southwest is doing its part to be a good citizen, visit southwest.com/cares to read the Southwest Airlines One Report TM. Based in Dallas, Southwest currently operates more than 3,200 flights a day and has nearly 35,000 Employees systemwide.

AboutAirTran

AirTran Airways, a subsidiary of AirTran Holdings, Inc. (NYSE: AAI) and a Fortune 1000 company, has been ranked the number one low cost carrier in the Airline Quality Rating study for the past three years. AirTran Airways is the only major airline with Gogo Inflight Internet on every flight and offers coast-to-coast service on North America’s newest all-Boeing fleet. Airtan’s low-cost, high-quality product also includes bottom line of Performance, People, and Planet. To read more about how Southwest is doing its part to be a good citizen, visit southwest.com/cares to read the Southwest Airlines One Report TM. Based in Dallas, Southwest currently operates more than 3,200 flights a day and has nearly 35,000 Employees systemwide.

About AirTran

AirTran Airways, a subsidiary of AirTran Holdings, Inc. (NYSE: AAI) and a Fortune 1000 company, has been ranked the number one low cost carrier in the Airline Quality Rating study for the past three years. AirTran Airways is the only major airline with Gogo Inflight Internet on every flight and offers coast-to-coast service on North America’s newest all-Boeing fleet. Airtan’s low-cost, high-quality product also includes assigned seating, Business Class and complimentary XM Satellite Radio on every flight.

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Important Information For Investors And Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. AirTran and Southwest also plan to file other documents with the SEC regarding the proposed transaction. AIRTRAN URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AirTran and Southwest, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “About AirTran” then under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415.

AirTran, Southwest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 2, 2010. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect AirTran’s and Southwest’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AirTran’s and Southwest’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of AirTran and Southwest and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive AirTran’s required stockholder approval or required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the significant capital commitments of AirTran and Southwest, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

This communication also contains forward-looking statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s operations and AirTran’s Crew Members. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

AirTran and Southwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Neither AirTran nor Southwest undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.